FORM 51-102F3
MATERIAL CHANGE REPORT
UNDER NATIONAL INSTRUMENT 51-102

Item 1. Name and Address of Company

A2Z Smart Technologies Corp. (formerly *A2Z Technologies Canada Corp.*) (the "**Company**")
1600 – 609 Granville Street
Vancouver, BC V7Y 1C3

Item 2. Date of Material Change

July 27, 2020

Item 3. News Release

On July 20, 2020 a news release in respect of the material change was disseminated and subsequently filed on SEDAR.

Item 4. Summary of Material Change

Effective July 27, 2020 the Company changed its name from "A2Z Technologies Canada Corp." to "A2Z Smart Technologies Corp."

Item 5. Full Description of Material Change

On July 21, 2020, the Company filed articles of amendment to change its name from "A2Z Technologies Canada Corp." to "A2Z Smart Technologies Corp." effective as of July 27, 2020. The Company has commenced trading under its new name on the TSX-V, under its existing stock symbol "AZ".

Item 6. Reliance on subsection 7.1(2) of National Instrument 51-102

Not applicable.

Item 7. Omitted Information

Not applicable.

Item 8. Executive Officer

Gadi Levin, Chief Financial Officer
Telephone: (647) 558-5564

Item 9. Date of Report

August 4, 2020